UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 2)*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 30,256,319 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 30,256,319 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,256,319 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 30,693,876 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 30,693,876 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,693,876 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 14

1	NAME OF REPORTING PERSONS Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,203,036 shares of Class A Common Stock
8 SHARED VOTING POWER 30,869,465 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 10,203,036 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 30,869,465 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,072,501 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 14

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D, dated April 25, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in either the Original 13D or Amendment No. 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See the response to Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

As previously reported in Amendment No. 1, in connection with the Separation, CFLP was required, as of April 1, 2008, to distribute to retained and founding partners distribution rights to receive, over time, an aggregate of 33,367,358 shares of Class A Common Stock from CFLP (25,463,106 shares with respect to retained partners and 7,904,252 shares with respect to founding partners). After clarifying certain matters and correcting certain clerical errors, however, it was determined that the aggregate number of shares of Class A Common Stock that CFLP was required, as of April 1, 2008, to distribute to retained and founding partners was 33,371,740 (25,482,848 shares with respect to retained partners and 7,888,892 shares with respect to founding partners), which is 4,382 shares higher than the 33,367,358 shares previously reported in Amendment No. 1.

As previously reported in Amendment No. 1, as a result of CFLP’s distribution of certain shares of Class A Common Stock to retained and founding partners on an accelerated basis on June 10, 2008 in connection with the closing of the Offering, the number of remaining shares of Class A Common Stock that CFLP was required to distribute to retained and founding partners, as of June 10, 2008, was 27,119,003 shares of Class A Common Stock (23,225,523 shares with respect to retained partners and 3,893,480 shares with respect to founding partners). However, due to the clarification of certain matters and the correction of certain clerical errors referred to in the preceding paragraph, the aggregate number of shares of Class A Common Stock that CFLP was required, as of June 10, 2008, to distribute to retained and founding partners was 27,123,385 (23,245,245 shares with respect to retained partners and 3,878,140 shares with respect to founding partners), which is 4,382 shares higher than the 27,119,003 shares previously reported in Amendment No. 1.

As previously reported in the Original 13D, CFLP has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other BGC Holdings limited partnership units. As of the date of this filing, as a result of the termination of an aggregate of 12 BGC Holdings founding partners since April 1, 2008, BGC Holdings has the right to redeem an aggregate of 483,032 BGC Holdings limited partnership units, including the 7,456 units held by one terminated founding partner reported in Amendment No. 1. Accordingly, upon the redemption of any of the founding partners’ BGC Holdings limited partnership units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

CUSIP No. 05541T 10 1	13D	Page 6 of 14

In connection with the Offering, the Underwriters did not exercise any portion of their over-allotment option.

Pursuant to the Separation Agreement, as described in and included as Exhibit 4 to the Original 13D, the Company may elect to acquire additional limited partnership interests from BGC Partners, L.P (“BGC U.S.”) and BGC Global Holdings, L.P. (“BGC Global”). In the event that the Company acquires such additional limited partnership interests from BGC U.S. or BGC Global, CFLP would have the right to cause BGC Holdings to acquire additional BGC U.S. and BGC Global limited partnership interests from BGC U.S. and BGC Global, respectively, up to the number of such interests that would preserve CFLP’s relative indirect economic percentage interests in BGC U.S. and BGC Global compared to that of the Company immediately prior to the Company’s acquisition of such additional partnership interests, and CFLP would acquire an equivalent number of additional BGC Holdings limited partnership interests to reflect such relative indirect interest, at the same price per BGC U.S. and BGC Global interest paid by the Company. In July 2008, the Company, using a portion of the net proceeds it received in the Offering, invested an aggregate of $75,849,000 to acquire additional limited partnership interests from BGC U.S. and BGC Global. As previously disclosed in the Prospectus, prior to the Company’s investments, CFLP notified the Company and BGC Holdings that it had no intention of exercising any of its co-investment rights that might arise as a result of the Offering; therefore, no co-investment rights were triggered in CFLP when the Company made its investments. From time to time, CFLP may decide to exercise any co-investment rights that may arise in the event the Company acquires any additional limited partnership interests from BGC U.S. or BGC Global.

On June 23, 2008, CFLP gifted an aggregate of 121,875 shares of Class A Common Stock to charitable organizations.

On September 22, 2008, CFLP accelerated the distribution of 198,487 shares of Class A Common Stock to retained partners of CFLP and 259,882 shares of Class A Common Stock to founding partners of BGC Holdings. CFLP agreed to accelerate the distribution of the 458,369 aggregate shares of Class A Common Stock solely to permit such partners to sell such distribution rights shares to the Company pursuant to the Company’s previously announced stock repurchase program. In connection with CFLP’s agreement to accelerate the distribution of the distribution rights shares, the Company, as the general partner of BGC Holdings, agreed to remove the contractual resale restrictions from 803,122 shares of Class A Common Stock receivable by founding partners upon exchange of BGC Holdings limited partnership units solely to permit such founding partners to sell such exchange shares to the Company pursuant to the Company’s repurchase program. The Company purchased the 1,261,491 aggregate shares of Class A Common Stock from the partners at $4.00 per share, for an aggregate purchase price of $5,045,964. As required by the CFLP Limited Partnership Agreement and the BGC Holdings Limited Partnership Agreement, as applicable, an aggregate of $2,120,356 of the partners’ proceeds of such sales of distribution rights shares and exchange shares was used to repay indebtedness or other obligations of such partners to CFLP or to third-party lenders guaranteed by CFLP, incurred in connection with the acquisition of the original CFLP limited partnership units in respect of which the partners had received their distribution rights and BGC Holdings limited partnership units in connection with the Separation. In addition, in connection with the Offering, the partners who sold distribution rights shares and exchange shares in the Offering used an aggregate of $22,572,100 of their net proceeds to repay such indebtedness.

As a result of CFLP’s accelerated distribution of the 458,369 shares of Class A Common Stock to retained and founding partners described above, the number of remaining shares of Class A Common Stock that CFLP was required, as of September 22, 2008, to distribute to retained and founding partners, was 26,665,016 shares of Class A Common Stock (23,046,758 shares with respect to retained partners and 3,618,258 shares with respect to founding partners). The number of shares of Class A Common Stock receivable from CFLP by the other Reporting Persons and the other persons listed on Schedule A of the Original 13D, pursuant to distribution rights from CFLP, did not change from that reported in Amendment No. 1 as a result of the distribution described above.

CUSIP No. 05541T 10 1	13D	Page 7 of 14

On December 1, 2008, certain founding partners of BGC Holdings, including Lee M. Amaitis, an executive officer and then-director of the Company, donated an aggregate of 1,629,190 shares of Class A Common Stock to The Cantor Fitzgerald Relief Fund. The founding partners’ donation covers the approximately $6.2 million in final net proceeds raised by employees of the Company on its annual September 11, 2008 Charity Day. CFLP separately donated 1,000,000 shares of Class A Common Stock to The Cantor Fitzgerald Relief Fund on December 1, 2008.

The shares of Class A Common Stock donated by the founding partners of BGC Holdings consisted of the following: (i) 103,512 shares previously owned by Mr. Amaitis; (ii) an aggregate of 519,276 shares (including 412,043 shares from Mr. Amaitis) donated by founding partners, which shares were transferred to them by CFLP pursuant to distribution rights that they received in connection with the Separation and Merger; and (iii) an aggregate of 1,006,402 shares (including 484,445 shares from Mr. Amaitis) donated by founding partners, which shares were issued to them by the Company upon exchange of BGC Holdings limited partnership units that they received in connection with the Separation and Merger. The aggregate 519,276 shares of Class A Common Stock transferred to founding partners of BGC Holdings by CFLP pursuant to distribution rights, and the 1,000,000 shares of Class A Common Stock donated by CFLP to The Cantor Fitzgerald Relief Fund, were issued to CFLP by the Company upon the conversion by CFLP of 1,519,276 shares of Class B Common Stock on December 1, 2008. In addition, on December 1, 2008, CFLP converted an additional 180,724 shares of Class B Common Stock into 180,724 shares of Class A Common Stock, 50,000 of which shares were donated by CFLP to a charitable organization on December 3, 2008. In the aggregate, on December 1, 2008, CFLP converted 1,700,000 shares of Class B Common Stock into 1,700,000 shares of Class A Common Stock.

In connection with the founding partners’ charitable donations, on December 1, 2008, CFLP agreed to accelerate the distribution of the aggregate 519,276 distribution rights shares solely to permit such founding partners to donate such shares to The Cantor Fitzgerald Relief Fund. CFLP also agreed, on December 1, 2008, to allow one founding partner to exchange 521,957 additional BGC Holdings limited partnership units for 521,957 shares of Class A Common Stock, and to accelerate the exercisability of 484,445 of Mr. Amaitis’ BGC Holdings limited partnership units (which would have otherwise become exercisable on the fifth anniversary of the Merger) for 484,445 shares of Class A Common Stock, in each case solely to permit such founding partner to donate such exchange shares to The Cantor Fitzgerald Relief Fund. In addition, the Company, as the general partner of BGC Holdings, agreed to remove the contractual transfer restrictions on the aggregate 1,006,402 exchange shares solely to permit such founding partners to donate such shares to The Cantor Fitzgerald Relief Fund.

As a result of CFLP’s accelerated distribution of the 519,276 shares of Class A Common Stock to the founding partners described above, the number of remaining shares of Class A Common Stock that CFLP is required to distribute to retained and founding partners, as of the date of this filing, is 26,145,740 shares of Class A Common Stock (23,046,758 shares with respect to retained partners and 3,098,982 shares with respect to founding partners). The number of shares of Class A Common Stock receivable from CFLP by the other Reporting Persons and the other persons listed on Schedule A of the Original 13D, pursuant to distribution rights from CFLP, did not change from that reported in Amendment No. 1 as a result of the distribution described above.

CFLP anticipates (i) that it may in the future agree to accelerate the distribution of additional shares of Class A Common Stock to retained and founding partners, allow founding partners to exchange additional BGC Holdings limited partnership units for shares of Class A Common Stock, and accelerate the exercisability of exchangeable BGC Holdings limited partnership units for shares of Class A Common Stock in connection with sales of such distribution rights shares and exchange shares to the Company pursuant to its previously announced stock repurchase program, any potential future registered secondary

CUSIP No. 05541T 10 1	13D	Page 8 of 14

offerings of Class A Common Stock, partners making gifts of shares, including gifts in connection with the annual Charity Day, or otherwise; (ii) that such distributions of distribution rights shares or exchange of exchange shares may occur in connection with the Company’s removal of resale restrictions on founding partner exchange shares; and (iii) that a portion of the partners’ proceeds of any sales of distribution rights shares and exchange shares will be used to repay the partners’ indebtedness to CFLP and third-party lenders guaranteed by CFLP. In addition, from time to time, CFLP and the other Reporting Persons and/or the other persons listed on Schedule A of the Original 13D may transfer shares in connection with gifts or charitable donations, including in connection with the annual Charity Day, and the Company may purchase shares of Class A Common Stock from charitable organizations and other donees, including The Cantor Fitzgerald Relief Fund, pursuant to the Company’s stock repurchase program.

On December 3, 2008, Howard Lutnick gifted an aggregate of 125,000 shares of Class A Common Stock to charitable organizations.

On October 6, 2008, in connection with an intra-plan transfer, Howard Lutnick was notified that, effective, October 3, 2008, his 401(k) account was credited with an additional 204,456 shares of Class A Common Stock at $4.06 per share.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date of this filing (except for the number of shares of Class A Common Stock held in Mr. Lutnick’s and Mr. Merkel’s respective 401(k) accounts, which is provided as of November 12, 2008):

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 156,957 shares of Class A Common Stock owned of record by it, and (ii) 30,099,362 shares of Class A Common Stock receivable upon conversion of 30,099,362 shares of Class B Common Stock owned of record by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, and (iii) 30,256,319 shares of Class A Common Stock (156,957 shares of Class A Common Stock owned of record by CFLP and 30,099,362 shares of Class A Common Stock receivable upon conversion of 30,099,362 shares of Class B Common Stock owned of record by CFLP) beneficially owned by CFLP.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 815,373 shares of Class A Common Stock owned of record by him, (ii) 9,175,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 212,663 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account. In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (a) 175,589 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust, and (b) an aggregate of 30,693,876 shares of Class A Common Stock (545,769 shares of Class A Common Stock owned of record by CFGM and CFLP and 30,148,107 shares of Class A Common Stock receivable upon conversion of 30,148,107 shares of Class B Common Stock owned of record by CFGM and CFLP) beneficially owned by CFGM and CFLP, by virtue of being the President and sole shareholder of CFGM.

CUSIP No. 05541T 10 1	13D	Page 9 of 14

KBCR does not beneficially own any shares of Class A Common Stock.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, 27,431 shares of Class A Common Stock owned of record by trusts for the benefit of his children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,553 shares of Class A Common Stock owned of record by him, (ii) 610,000 shares of Class A Common Stock subject to options exercisable within 60 days, (iii) 3,268 share of Class A Common Stock subject to restricted stock units that vest within 60 days, and (iv) 4,110 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 94,467 shares of Class A Common Stock owned of record by her.

Mr. Barnard does not beneficially own any shares of Class A Common Stock.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	30,256,319
CFGM	30,693,876
Mr. Lutnick	41,072,501
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	635,181
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	37.3%
CFGM	37.9%
Mr. Lutnick	45.5%
KBCR	0%
Mr. Fraser	*
Mr. Merkel	1.2%
Ms. Edith Lutnick	*
Mr. Barnard	0%
Ms. Allison Lutnick	0%

*	Less than 1%.

CUSIP No. 05541T 10 1	13D	Page 10 of 14

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,203,036
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	632,922
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	30,256,319
CFGM	30,693,876
Mr. Lutnick	30,869,465
KBCR	0
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,203,036
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	632,931
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

CUSIP No. 05541T 10 1	13D	Page 11 of 14

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	30,256,319
CFGM	30,693,876
Mr. Lutnick	30,869,465
KBCR	0
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(c) See the response to Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following:

The shares of Class A Common Stock distributed by CFLP to retained and founding partners on September 22, 2008 and to founding partners on December 1, 2008 in connection with Charity Day were not shares pledged under the Pledge Agreement. On September 26, 2008, the Company was authorized to increase the amount of the secured loan under the Pledge Agreement from up to $100.0 million to all excess cash other than that needed for regulatory purposes and to accept as security pledges of any securities in addition to pledges of shares of Class A or Class B Common Stock provided for under the original secured loan and Pledge Agreement. As of the date of this filing, there is no outstanding balance on the secured loan, and there are no shares of Class A or Class B Common Stock pledged under the Pledge Agreement.

See the responses to Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 19	Joint Filing Agreement, dated as of December 9, 2008, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2008

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated December 9, 2008]

CUSIP No. 05541T 10 1	13D	Page 13 of 14

EXHIBIT INDEX

Exhibit 19	Joint Filing Agreement, dated as of December 9, 2008, among the Reporting Persons.

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	13D	Page 14 of 14

Exhibit 19

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 9th day of December, 2008, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 2 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick